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                             November 3, 2023

       Mikheil Lomtadze
       Chief Executive Officer
       Joint Stock Co Kaspi.kz
       154A Nauryzbay Batyr Street
       Almaty, 050013, Kazakhstan

                                                        Re: Joint Stock Co
Kaspi.kz
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted October
20, 2023
                                                            CIK No. 0001985487

       Dear Mikheil Lomtadze:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       October 13, 2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Risk Factors, page 29

   1. We note your response to prior comment 6 that you are not subject to the EU General
                                                        Data Protection
Regulation or the equivalent legislation in the United Kingdom. Please explain why you
disclose that your cybersecurity systems comply with GDPR in the
                                                        Business section.
       Note 3. Significant accounting policies
       Revenue recognition, page F-55

   2. We note your expanded disclosure in response to prior comment 18. We further note your product and services
offerings on page 4. It appears that you have not provided disclosure
 Mikheil Lomtadze
FirstName
Joint StockLastNameMikheil  Lomtadze
            Co Kaspi.kz
Comapany 3,
November   NameJoint
              2023    Stock Co Kaspi.kz
November
Page  2    3, 2023 Page 2
FirstName LastName
         in your revenue recognition policy for several of your offerings including Advertising,
         Classifieds, BNPL and Car financing. Please advise or revise accordingly. Additionally, we note your expanded disclosures discuss fees revenue in general. Disclose how your
         Marketplace fees are calculated. Expand your disclosures to address Steps 1 through 5 in recognizing revenue under IFRS 15. Your disclosure should disclose more specifically your recognition policy for all of your significant products and services. Refer to paragraphs 110 through 129 of IFRS 15.
3. We note your expanded disclosure on page F-56 in response to prior comment 22, that,
         "[t]he Company has determined that it is a principal to all the different services provided and described herein." Please expand upon how you reached this conclusion. Specifically, explain how you concluded that you are the principal in transactions that include flight tickets, railway tickets, delivery services, and your 3P Marketplace as described on page
         165 as well as your key services, including payments, marketplace, financial services, travel, grocery, and classifieds. Refer to paragraph 123 of IFRS 15. Expand your disclosures to explain how you made these determinations. Refer to paragraphs B34 and
         B34A of IFRS 15.
4. We have reviewed your response to prior comment 23. Please explain in greater detail how you concluded that the bonuses accumulated do not represent a material right. In this regard, we note your statement in your response that the accumulated cashback bonuses under the rewards program can be spent on purchases of goods and services from third parties through the Kaspi.kz Super App. If the reward is not a material right, then clarify why a contract liability is being established.
General

5. You disclose that prior to or concurrent with, and conditional upon, the completion of this offering, you intend to amend the terms and rename the outstanding Regulation S GDRs to make them fungible with the ADSs offered in this prospectus. Please explain how you intend to amend the terms and rename the outstanding Regulation S GDRs to make them fungible with the ADSs being offered. Explain the steps that will be taken to undertake this, including whether any action or consent of current holders of Regulation S GDRs will be required. Clarify which actions have been taken. Discuss whether the GDRs will have the same deposit agreement as the ADRs.
6. Please clarify or explain if you intend to register the shares underlying the GDRs on a
         Form F-6. Also clarify whether you are intending to register the shares underlying the
         GDRs as part of this registration statement.
7. With a view toward disclosure, explain why the Rule 144A GDRs are not being made fungible along with the Regulation S GDRs.
8. You state that the ADSs will trade on Nasdaq, the LSE, the KASE, and the AIX. Please clarify how you plan to have American Depository Shares trade on foreign exchanges.
 Mikheil Lomtadze
Joint Stock Co Kaspi.kz
November 3, 2023
Page 3

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.



                                                        Sincerely,
FirstName LastNameMikheil Lomtadze
                                                        Division of Corporation
Finance
Comapany NameJoint Stock Co Kaspi.kz
                                                        Office of Technology
November 3, 2023 Page 3
cc:       Nicholas P. Pellicani
FirstName LastName